Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. For the Year Ended December 31, 2014

Ellomay Capital Indirectly Holds 7.5% of Dorad Energy Ltd.

Tel-Aviv, Israel, March 26, 2015 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported the publication in Israel of financial statements for the year ended December 31, 2014 of Dorad Energy Ltd. (“Dorad”), in which Ellomay indirectly holds 7.5%.

On March 23, 2015, U. Dori Group Ltd. (the “Dori Group”), an Israeli public company that holds 60% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), published its annual report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the annual report of the Dori Group includes the financial statements of Dorad for the same period. Dorad’s power plant commenced operations during May 2014, and therefore the results for the year ended December 31, 2014 do not present the operations of the power plant for a full year.

The financial results of Dori Energy and of Dorad for the year ended December 31, 2014 were prepared in accordance with International Financial Reporting Standards. Ellomay has included its share of these results in its financial results for this period, which were published on March 18, 2015. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of the Dorad financial results.

Dorad Financial Highlights (reflecting plant operation May-December, 2014)

•	Dorad’s revenues for the year ended December 31, 2014 - approximately NIS 1,484 million (or approximately USD 382 million, based on the exchange rate on December 31, 2014).

•	Dorad’s operating profit for the year ended December 31, 2014 - approximately NIS 233 million (or approximately USD 60 million, based on the exchange rate on December 31, 2014).

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented, which include the summer months of July and August and the winter months of December, are not indicative of full year results.

Ran Fridrich, CEO and a board member of Ellomay commented: “We are very pleased with the results of operations of the Dorad power plant in which we currently hold 7.5% with an option to increase our holdings to approximately 9.4%. The results presented reflect three months of the “high” seasons, and the intermediate season, which is characterized by relatively lower electricity tariffs.”

A translation of the financial results for Dorad as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a separate press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Dori Group, Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 5.6MW of photovoltaic power plants in Spain and 85% of approximately 2.3MW of photovoltaic power plant in Spain; and

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Dorad Energy Ltd.
Statements of Financial Position

	December 31	December 31
	2014	2013
	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	71,778	4,199
Trade receivables	328,438	-
Other receivables	11,118	36,529
Pledged deposit	68,148	78,637
Financial derivatives	11,090	-
Firm commitment	-	5,101
Total current assets	490,572	124,466

Non-current assets
Pledged deposit	200,027	-
Prepaid expenses	48,925	50,165
Fixed assets	4,588,356	3,939,647
Advances to suppliers	-	56,978
Intangible assets	8,577	7,657
Total non-current assets	4,845,885	4,054,447

Total assets	5,336,457	4,178,913

Current liabilities
Current maturities of long term loans from banks	122,358	145,926
Trade payables	376,515	-
Other payables	443,458	123,313
Financial derivatives	-	7,894
Total current liabilities	942,331	277,133

Non-current liabilities
Loans from banks	3,186,412	2,918,579
Long-term loans from related parties and others	462,244	369,212
Provision for dismantling and restoration	28,507	-
Deferred tax liabilities	23,275	-
Liabilities for employee benefits, net	105	57
Total non-current liabilities	3,700,543	3,287,848

Equity
Share capital	11	11
Share premium	642,199	642,199
Capital reserve for activities with controlling shareholders	3,748	3,748
Retained earnings (losses)	47,625	(32,026)

Total equity	693,583	613,932

Total liabilities and equity	5,336,457	4,178,913

Dorad Energy Ltd.
Statements of Profit or Loss for the Year Ended December 31

	2014	2013	2012
	NIS thousands	NIS thousands	NIS thousands
Revenues	1,484,176	-	-

Operating costs of the power plant
Energy costs	343,647	-	-
Electricity purchase and infrastructure services	690,827	-	-
Depreciation and amortization	124,339	-	-
Other operating costs	92,618	-	-

Total cost of power plant	1,251,431	-	-

Profit from operating the power plant	232,745	-	-

General and administrative expenses	14,022	-	-
Other expenses	5,771	7,813	10,590

	19,793	7,813	10,590

Operating profit (loss)	212,952	(7,813)	(10,590)

Financing income	46,964	-	-
Financing expenses	(156,990)	(15,880)	(143)

Financing expenses, net	(110,026)	(15,880)	(143)

Profit (loss) before taxes on income	102,926	(23,693)	(10,733)

Taxes on income	(23,275)	-	-

Profit (loss) for the period	79,651	(23,693)	(10,733)

Dorad Energy Ltd.
Statements of Changes in Equity

			Capital
			reserve for	Retained
			activities with	earnings
		Share	controlling	(accumulated
	Share capital	premium	shareholders	loss)	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended
December 31, 2014

Balance as at January 1, 2014	11	642,199	3,748	(32,026)	613,932

Profit for the year	-	-	-	79,651	79,651

Balance as at December 31, 2014	11	642,199	3,748	47,625	693,583

For the year ended
December 31, 2013

Balance as at January 1, 2013	6	373,731	3,748	(8,333)	369,152

Loss for the year	-	-	-	(23,693)	(23,693)
Issuance of shares	5	268,468	-	-	268,473

Balance as at December 31, 2013	11	642,199	3,748	(32,026)	613,932

For the year ended
December 31, 2012

Balance as at January 1, 2012	3	196,041	3,748	2,400	202,192

Loss for the year	-	-	-	(10,733)	(10,733)
Issuance of shares	3	177,690	-	-	177,693

Balance as at December 31, 2012	6	373,731	3,748	(8,333)	369,152

Dorad Energy Ltd.
Statements of Cash Flows for the Year Ended December 31

	2014	2013	2012
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit (loss) for the year	79,651	(23,693)	(10,733)
Adjustments:
Depreciation and amortization	124,764	-	-
Taxes on income	23,275	-	-
Impairment loss on advance to supplier	-	-	10,232
Loss on write-off of fixed assets	-	-	358
Compensation for customers	-	7,813	-
Financing expenses, net	110,026	15,880	143
	285,065	23,693	10,733

Change in trade receivables	(328,438)	-	-
Change in other receivables	(10,886)	-	-
Change in trade payables	376,515	-	-
Change in other payables	(3,909)
Change in employee benefits, net	49	-	-
	33,331	-	-

Net cash provided by operating activities	371,047	-	-

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	27,679	(83,496)	47,643
Payment of pledged deposits	44,627	89,263	130,107
Investment in long-term pledged deposit	(200,000)	-	-
Investment in pledged deposit	(33,716)	-	-
Long-term prepaid expenses	-	(11,690)	(33,216)
Investment in fixed assets	(267,824)	(782,557)	(1,508,939)
Investment in intangible assets	(2,086)	(4,018)	(3,639)
Interest received	275	-	-

Net cash used in investing activities	(431,045)	(792,498)	(1,368,044)

Cash flows from financing activities:
Receipt of long-term loans from related parties	60,491	110,806	166,201
Receipt of long-term loans from banks	174,764	676,882	1,206,722
Repayment of loans	(12,791)	-	-
Interest paid	(96,031)	-	-

Net cash provided by financing activities	126,433	787,688	1,372,923

Net increase (decrease) in cash and cash equivalents	66,435	(4,810)	4,879

Effect of exchange rate fluctuations on cash and
cash equivalents	1,144	-	-
Cash and cash equivalents at beginning of year	4,199	9,009	4,130

Cash and cash equivalents at end of year	71,778	4,199	9,009